

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359



03050228

82-1565

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	31 March, 2003
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	24 pages (including cover sheet)

SUPPL

ASX ANNOUNCEMENTS –

1. **Takeover Bid for Goodman Fielder – Letter to optionholders**
2. **Takeover Bid for Goodman Fielder - Close of offer period**
3. **Change in substantial holder for Goodman Fielder**
4. **Current Information provided to Senior Subordinated Noteholders.**

Please see attached copies of four announcements released to the Australian Stock Exchange on Friday night and this morning.

Yours sincerely

PROCESSED
MAY 08 2003
THOMSON FINANCIAL

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

28 March 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

BPC1 Pty Limited - Takeover bid for Goodman Fielder Limited - Letter to optionholders

Please find enclosed letter dated 28 March 2003 to Goodman Fielder Limited optionholders.

Yours faithfully

HELEN GOLDING
Company Secretary

Encl

Copy: New Zealand Stock Exchange



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

28 March 2003

Dear Goodman Fielder Optionholder

TAKEOVER UPDATE FOR OPTIONHOLDERS

On 24 March 2003 Burns, Philp & Company Limited (**Burns Philp**) and Goodman Fielder Limited (**Goodman Fielder**) sent you a joint letter indicating that Goodman Fielder's directors had recommended that shareholders accept the offer by Burns Philp. This letter was accompanied by an acceptance form.

ACCEPTANCE FORM

This acceptance form was prepared on the basis that you have exercised your options (as many Goodman Fielder optionholders have). However, if you have not exercised your options, then the number of shares in the acceptance form should be reduced by the number of your options.

If you still hold shares in Goodman Fielder, you can accept by using the acceptance form and we will process your acceptance in relation to the shares you actually have. We will recognise that you have not yet exercised your options and will not process your acceptance in relation to those options.

OFFER FOR CERTAIN OPTIONS

For those optionholders whose options are currently "out of the money" (that is, the exercise price is more than the price under the takeover offer), we understand you are unlikely to exercise your options. We propose (subject to receiving ASIC relief) to make a separate offer for these options of one cent an option with a minimum of A$50 per option holder. You should be sent the documents in relation to this offer next week.

ANY QUESTIONS CALL INFORMATION LINE

Should you have any questions, please call the Goodman Fielder Offer Information Line on **1300 888 943** in Australia or **0800 006 675** in New Zealand. Callers outside Australia and New Zealand should call **+61 2 9240 7512**.

Yours sincerely

Helen Golding
Company Secretary

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

31 March 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

BPC1 Pty Limited – takeover bid for Goodman Fielder Limited (ASX: GMF)
Close of offer period

On 3 January 2003 BPC1 Pty Limited (**BPC1**) (a wholly owned subsidiary of Burns, Philp & Company Limited - ASX: BPC) made a takeover offer for all the ordinary shares in Goodman Fielder Limited pursuant to a Bidder's Statement dated 19 December 2002.

BPC1 advises that the offer period closed Friday, 28 March 2003 at 7.00pm (Sydney time).

Please find enclosed the notice required by ASX Listing Rule 3.3.

Yours faithfully



HELEN GOLDING
Company Secretary

Encl

Copy: New Zealand Stock Exchange

Burns, Philp & Company Limited ABN 65 000 000 359
Company notice – ASX Listing Rule 3.3
Close of offer period and notification of relevant interests

To: Australian Stock Exchange Limited (ASX)

For the purposes of ASX Listing Rule 3.3, Burns, Philp & Company Limited (**Burns Philp**) (ASX: BPC) hereby gives notice that:

1. the off-market takeover bid made by its wholly owned subsidiary, BPC1 Pty Limited, for all the ordinary shares in Goodman Fielder Limited (**Goodman Fielder**) closed at 7.00pm (Sydney time) on 28 March 2003;

2. Burns Philp and its associates have a relevant interest in 93.74% of the ordinary shares in Goodman Fielder; and

3. Burns Philp intends to proceed with the compulsory acquisition of the remaining shares in Goodman Fielder in accordance with Chapter 6A.1 of the Corporations Act 2001. A copy of the compulsory acquisition notice will be given to ASX in accordance with section 661B of the Corporations Act 2001 this week.

Date: 31 March 2003



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

31 March 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

Goodman Fielder Limited - Notices of change of interests of substantial holder - Australia and New Zealand

Please find enclosed letter dated 31 March 2003 to Goodman Fielder Limited together with notices required for Australia and New Zealand.

Yours faithfully

HELEN GOLDING
Company Secretary

Encl

Copy: New Zealand Stock Exchange

If you have any enquiries please call:		
Shareholder information lines:	Australia New Zealand	1300 888 943 0800 006 675
Media:	Graham Canning Peter Brookes	0418 866 214 0407 911 389



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

31 March 2003

BY COURIER
& Facsimile: (02) 8874 6068

Goodman Fielder Limited
75 Talavera Road
MACQUARIE PARK NSW 2113

Attention: Mr Ian Gilmour

Dear Sir

Notices of change of interests of substantial holder - Australia and New Zealand

We enclose, in accordance with the Corporations Act 2001, Form 604 – Notice of change of interests of substantial holder.

Also enclosed in accordance with the New Zealand Securities Markets Act 1988 is a Substantial Security Holder Notice.

Yours faithfully

HELEN GOLDING
Company Secretary

Attach.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Goodman Fielder Limited (the **Company**)

ACN/ARSN: 000 003 958

1. Details of substantial holder (1)

Name: Burns, Philp & Company Limited (ACN 000 000 359) (**Burns Philp**) and each of the companies listed in Annexure "B" (**Burns Philp Group**), each of the companies listed in Annexure "C" (**Rank Group**), BPC1 Pty Limited (ACN 101 665 918) (**BPC1**) and Mr Graeme Hart.

ACN (if applicable): (See also Annexure "B" and Annexure "C")

There was a change in the interests of the substantial holder on: 28/03/2003

The previous notice was given to the company on: 28/03/2003

The previous notice was dated: 28/03/2003

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interest in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary shares	1,096,157,884	91.18% (based on 1,202,187,666 ordinary shares on issue)	1,127,612,729	93.74% (based on 1,202,937,666 ordinary shares on issue)

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
Refer Annexure "A"	BPC1, Burns Philp, Burns Philp Group, Rank Group and Mr Hart	Acceptances of Offer dated 3 January 2003 made under BPC1's off-market takeover bid (see Annexure "D")	$1.635 cash for every ordinary share in the Company (being $1.87 per share, as adjusted to reflect the 3.5 cent dividend per share and 20 cent special dividend per share declared by the Company and the increase of $0.02 announced by Burns Philp on 13 March 2003).	32,075,653 ordinary shares	32,075,653
		Reversals of acceptances (see Annexure "A")	Nil	2,196,508 ordinary shares	2,196,508

28 March 2003	BPC1, Burns Philp, Burns Philp Group, Rank Group and Mr Hart	Acquisition of shares on-market	A$1.63 cash per share	1,575,700 ordinary shares	1,575,700

4. **Present relevant interests**

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
BPC1	BPC1	BPC1	Relevant interest under section 608(1) of the Corporations Act 2001 as the holder of ordinary shares.	891,337,611 ordinary shares	74.10%
	Unknown – various holders	BPC1	Relevant interest under section 608(1) of the Corporations Act 2001 as the purchaser of ordinary shares on-market in the ordinary course of trading. BPC1's power to vote or dispose of the ordinary shares is qualified until BPC1 is registered as holder of these shares.	1,575,700 ordinary shares	0.13%
	Unknown – various holders accepting BPC1's off-market takeover offer dated 3 January 2003 (see Annexure "D")	N/A	Relevant interest under section 608(1) pursuant to acceptances of Offer dated 3 January 2003 made under BPC1's off-market takeover bid (see Annexure "D").	234,699,418 ordinary shares	19.51%
Burns Philp	BPC1	BPC1	Relevant interest under section 608(3)(b) of the Corporations Act 2001, being a relevant interest held through a body corporate that Burns Philp controls. Burns Philp is not a registered holder of the securities and Burns Philp's ability to vote or dispose of the shares is qualified accordingly.	892,913,311 ordinary shares	74.23%

	Unknown – various holders accepting BPC1's off-market takeover offer dated 3 January 2003 (see Annexure "D")	N/A	Relevant interest under section 608(3)(b).	234,699,418 ordinary shares	19.51%
Burns Philp Group (other than Burns Philp), Rank Group and Mr Graeme Hart	BPC1	BPC1	Relevant interest under section 608(3)(a) of the Corporations Act 2001. None of the persons referred to is a registered holder of the securities and the ability of each of them to vote or dispose of the shares is qualified accordingly.	892,913,311 ordinary shares	74.23%
	Unknown – various holders accepting BPC1's off-market takeover offer dated 3 January 2003 (see Annexure "D")	N/A	Relevant interest under section 608(3)(a).	234,699,418 ordinary shares	19.51%

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Not applicable	Please refer to Form 604 dated 20/12/2002

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
BPC1	Level 23, 56 Pitt Street, Sydney, NSW 2000
Burns Philp	Level 23, 56 Pitt Street, Sydney, NSW 2000
Burns Philp Group	See Annexure "B"
Rank Group	See Annexure "C"
Mr Graeme Hart	Level 12, 132-138 Quay Street, Auckland, New Zealand

Signature

print name HELEN GOLDING

capacity Secretary

sign here 

date 31/03/2003

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure "A" to Form 604

This is Annexure "A" of 1 page referred to in Form 604 signed by me and dated 31 March 2003.



31 March 2003

Date

~~Director~~/Secretary

Acceptance of Offer dated 3 January 2003 made under BPC1's off-market takeover bid (see Annexure "D")

Date of change	Class and number of securities affected	Person's votes affected
31/03/2003	32,075,653 Ordinary shares	32,075,653
Total	32,075,653	32,075,653

Acceptances reversed due to:-
- **Cancellation of duplication of acceptances.**

Date of change	Class and number of securities affected	Person's votes affected
31/03/2003	2,196,508 Ordinary shares	2,196,508
Total	2,196,508	2,196,508
Net Acceptances	29,879,145	29,879,145

Annexure "B" to Form 604

This is Annexure "B" of 4 pages referred to in Form 604 signed by me and dated 31 March 2003.



31 March 2003

Date

~~Director~~/Secretary

Burns, Philp & Company Limited (ACN 000 000 359) is the controlling entity of BPC1 Pty Limited (ACN 101 665 918).

Set out below are related bodies corporate of BPC1 Pty Limited.

Company	ACN	Registered Office
Burns, Philp & Company Limited	000 000 359	Level 23, 56 Pitt Street, Sydney NSW 2000
Bevsel Pty Limited	065 601 621	Level 23, 56 Pitt Street, Sydney NSW 2000
BPT South Pacific Pty Limited	050 105 452	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Australia Pty Limited	101 664 082	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Camellia Pty Limited	003 925 040	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Capital Pty Limited	100 768 803	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Custodians Pty Limited	003 853 629	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Food Holdings Pty Limited	000 003 010	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Food Overseas Holdings Limited	000 010 711	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Food Overseas Investments Pty Limited	101 664 840	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Food Properties Pty Limited	008 443 856	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Food Services Pty Limited	003 994 250	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Hardware Holdings Pty Limited	001 810 206	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp International Investments Pty Limited	000 010 739	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Investments Pty Limited	000 023 807	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Microbiology Pty Limited	055 780 713	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Middle East Pty Limited	077 288 021	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Overseas Holdings Limited	004 474 551	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Pakistan Pty Limited	068 581 653	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Shipping Holdings Pty Limited	000 086 000	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp South America Pty Limited	072 208 309	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Technology & Development Pty Limited	003 994 241	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Technology Pty Limited	061 602 506	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Treasury (Australia) Limited	003 731 986	Level 23, 56 Pitt Street, Sydney NSW 2000
E L Bell Pty Limited	003 853 594	Level 23, 56 Pitt Street, Sydney NSW 2000
Indonesian Yeast Company Pty Limited	061 753 026	Level 23, 56 Pitt Street, Sydney NSW 2000
Integrated Ingredients Indonesia Pty Limited	064 996 247	Level 23, 56 Pitt Street, Sydney NSW 2000
Integrated Ingredients Pty Limited	003 853 647	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Argentina Pty Limited	003 994 312	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Brazil Pty Limited	060 142 038	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Chile Pty Limited	061 325 157	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation China Pty Limited	051 675 775	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation India Pty Limited	063 797 759	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Indonesia Pty Limited	001 515 617	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Malaysia Pty Limited	051 611 628	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Philippines Pty Limited	068 581 493	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Vietnam Pty Limited	066 107 426	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Grocery Pty Limited	003 853 610	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Integrated Ingredients Pty Limited	000 385 026	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Yeast Australia Pty Limited	003 853 656	Level 23, 56 Pitt Street, Sydney NSW 2000
MBT Engineering Pty Limited	000 106 178	Level 23, 56 Pitt Street, Sydney NSW 2000
MBT Fabrication Services Pty Limited	069 533 160	Level 23, 56 Pitt Street, Sydney NSW 2000
Nanged Pty Limited	060 337 993	Level 23, 56 Pitt Street, Sydney NSW 2000

Attachment continues with details of overseas related bodies corporate of BPC1 Pty Limited.

Company	Registered No.	Registered Office
COMPANIA ARGENTINA DE LEVADURAS S.A.I.C.	No. 950, Book No. 49, Volume A of Corporations. IGJ Dossier No. 180.240.	MARCELO T. DE ALVEAR 624 1 P. 1058, BUENOS AIRES, ARGENTINA
SUDAMERICANA DE LEVADURAS S.A. DE INVERSIONES	No. 1287 Book No. 9 Volume A of Corporations. IGJ Dossier No. 1,734,891	MARCELO T. DE ALVEAR 624 1 P. 1058, BUENOS AIRES, ARGENTINA
SURGRAS S.A.	No. 8673, Book No 122, Volume A of Corporations. IGJ Dossier No. 1,734,891	MARCELO T. DE ALVEAR 624 1 P. 1058, BUENOS AIRES, ARGENTINA
BURNS PHILP A & B LIMITED	C-32198(1319)/97	1, MOULVI BAZAR (2ND FLOOR), DHAKA 1100, BANGLADESH
E49 EMPREENDIMENTOS E PARTICIPACOES LTDA	184.109/02-4 – Board of Trade of the State of Sao Paulo	HEAD OFFICE ADDRESS: RUA CARDEAL ARCOVERDE, 1641 12TH FLOOR, SUITES 133 AND 134 (PART) 05407-002 SÃO PAULO, SP, BRAZIL
MAURI BRASIL INDÚSTRIA, COMÉRCIO E IMPORTACÃO LTDA	NIRC 35211762236*	HEAD OFFICE ADDRESS: RUA CARDEAL ARCOVERDE, 1641 12TH FLOOR, SUITES 133 AND 134 (PART) 05407-002 SÃO PAULO, SP, BRAZIL
BURNS PHILP FOOD LIMITED	398809-1	31 AIRLIE STREET, LASALLE, QUEBEC H8R 1Z8 CANADA
BURNS PHILP CHILE INVERSIONES LIMITADA	FS 20401 No. 16803	MIRAFLORES 222 PISO NO. 24 SANTIAGO, CHILE
HARBIN MAURI YEAST COMPANY LIMITED		1 TONGCHENG STREET, ACHENG CITY HARBIN, HEILONGJIANG PROVINCE P.R. CHINA
HEBEI MAURI FOOD COMPANY LIMITED		NO. 1 GUNGYEBEIDAJIE ZHANGBEI ZHEN ZHANGBEI COUNTY, HEBEI PROVINCE, P.R. CHINA
PANYU MAURI FOOD CO LIMITED		MEISHAN INDUSTRIAL AREA HUANGGE TOWN, PANYU CITY GUANGZHOU PROVINCE, P.R. CHINA
YANTAI MAURI YEAST COMPANY LIMITED		DOUYU TOWN FUSHAN DISTRICT YANTAI, SHANDONG PROVINCE, P.R. CHINA
BURNS PHILP COLOMBIA S.A	Public Deed No. 3834	BOGOTA DC, COLOMBIA
GREENSTED S.A. SUCURSAL COSTA RICA (BRANCH)	Corporate Identity No. 3-012-328923	NO REGISTERED ADDRESS. FOR NOTIFICATION PURPOSES: PO BOX 5069, 1000, SAN JOSE, COSTA RICA (LOCAL ATTORNEY'S PREMISES)
BURNS PHILIP ECUADOR S.A.	Resoluton No. 02.Q.I.J. 3025	AVENIDA REPUBLICA DE EL SALVADOR NO. 1082 TORRE LONDRES. NOVENO PISO QUITO, ECUADOR (LOCAL ATTORNEY'S PREMISES)
GREENSTED S.A. SUCURSAL EL SALVADOR (BRANCH)		SAN SALVADOR, EL SALVADOR
BEG FRANCE S.A.R.L.	B 347 394 058/ Lyon	IMMEUBLE LYON BUSINESS CENTRE 50 RUE DE L'ABONDANCE 69421 – LYON CEDEX 03 FRANCE
BEG BACKHEFE EXPORT GMBH	HRB 31806, Hamburg	HAMBURG GERMANY
BURNS PHILP DEUTSCHLAND EXPORT NAHRUNGSMITTEL-VERTRIEBSGESELL SCHAFT MBH	HRB 65889	WANDSBEKER ZOLLSTRASSE 59 22041 HAMBURG GERMANY
BURNS PHILP DEUTSCHLAND GMBH	HRB 65911	WANDSBEKER ZOLLSTRASSE 59 22041 HAMBURG GERMANY
BURNS PHILP DEUTSCHLAND GRUNDBESITZ GMBH	HRB 65874	WANDSBEKER ZOLLSTRASSE 59 22041 HAMBURG GERMANY

DEUTSCHE HEFEWERKE GMBH & CO OHG	HR A 89686, Hamburg, as a private firm	HAMBURG GERMANY
DEUTSCHE HEFEWERKE VERWALTUNGS GMBH	HRB 67571	WANDSBEKER ZOLLSTRASSE 59 22041 HAMBURG GERMANY
HEFE-PATENT GMBH	HRB 3370*	BERLIN-CHARLOTTENBURG GERMANY
BURNS PHILP GUATEMALA S.A.		AVENIDA REFORMA 15-54 ZONA 9 EDIFICIO REFORMA OBELISCO, TERCER NIVEL, 01009, GUATEMALA (LOCAL ATTORNEY'S PREMISES)
GREENSTED S.A. SUCURSAL HONDURAS (BRANCH)		HONDURAS
BURNS PHILP INDIA (PRIVATE) LIMITED	21-24601 OF 1960	60 C, CHOWRENGHEE ROAD, CALCUTTA INDIA
COCHIN SPICES PRIVATE LIMITED	09-06079 OF 1991	COCHIN INDIA
MAURI YEAST INDIA (PRIVATE) LIMITED	18-45795 OF 2000	NO. 2, GANAPATHY COLONY (OFF CENATOPH II LANE) TEYNAMPET CHENNAI 600 018, INDIA
BURNS PHILP ALIMENTOS S. DE R.L. DE C.V.		C/- CENTRO INTERNACIONAL DE SERVICIOS EMPRESARIALES FLORENCIA 57 3ER PISO COL. JUAREZ MEXICO, D.F. C.P. 06600
BURNS PHILP MEXICO, S.A. DE C.V.		C/- CENTRO INTERNACIONAL DE SERVICIOS EMPRESARIALES FLORENCIA 57 3ER PISO COL. JUAREZ MEXICO, D.F. C.P. 06600
BURNS PHILP NETHERLANDS EUROPEAN HOLDINGS B.V.	33259411	AMSTERDAM (STATUTORY SEAT) DE BOELELAAN 7 OFFICIA 1, 1083HJ AMSTERDAM PO BOX 71744, 1008DE AMSTERDAM
BURNS PHILP TREASURY (EUROPE) B.V.	33256930	WAPENVELD (STATUTORY SEAT) DE BOELELAAN 7 OFFICIA 1, 1083HJ AMSTERDAM PO BOX 71744, 1008DE AMSTERDAM
BURNS PHILP FINANCE NEW ZEALAND LIMITED	1262084	54 PONSONBY ROAD PO BOX 3974 AUCKLAND 1 NEW ZEALAND
BURNS PHILP (NEW ZEALAND) LIMITED	AK 112484	54 PONSONBY ROAD PO BOX 3974 AUCKLAND 1 NEW ZEALAND
NEW ZEALAND FOOD INDUSTRIES LIMITED	AK 024546	54 PONSONBY ROAD PO BOX 3974 AUCKLAND 1 NEW ZEALAND
PINNACLE NZ LIMITED	AK 050423	54 PONSONBY ROAD PO BOX 3974 AUCKLAND 1 NEW ZEALAND
GREENSTED S.A. (BRANCH)	No. 20, 784-B2, Pages 266/305; volume 770-B2, second book of Corporations and No. 55034-A, Pages 70/71, volume 147-A, Book of persons	MANAGUA, NICARAGUA. FOR NOTIFICATION PURPOSES: ALTAMIRA D'ESTE ROTONDA MADRID 235 MANAGUA, NICARAGUA (LOCAL ATTORNEY'S PREMISES)
BURNS PHILP PERU S.A.C.	File 11405645 Lima's company registry (Registro De Personas Juridicas De Lima)	LIMA, PERU. FOR TAX PURPOSES: LAS BEGONIAS 475, SIXTH FLOOR SAN ISIDRO, LIMA 27, PERU
MAURI FERMENTOS, SA	959	CACHOFARRA 2910-324 SETOBAL PORTUGAL
BURNS PHILP FOOD SA	A 80208655	C/- LEVADURA 5 14710 VILLARRUBIA CORDOBA, SPAIN
BURNS PHILP LANKA (PRIVATE) LIMITED	PBS 660/PVS	124, TEMPLERS ROAD, MOUNT LAVINIA SIR LANKA
MAURI MAYA SANAYI A.S.		AKSAKAL BANDIRMA, TURKEY

BURNS PHILP (U.K.) PLC	2134749	VICTORIA HOUSE 15, GAY STREET BATH, BA1 2PH, U.K.
BURNS PHILP EUROPE LIMITED	2883738	VICTORIA HOUSE 15, GAY STREET BATH, BA1 2PH, U.K.
BURNS PHILP PENSION PLAN LIMITED	02388847V	VICTORIA HOUSE 15, GAY STREET BATH, BA1 2PH, U.K.
S HOFFNUNG & CO	74301	VICTORIA HOUSE 15, GAY STREET BATH, BA1 2PH, U.K.
BPCUS1 INC.	Delaware Reg. No. 3599042	THE CORPORATION TRUST COMPANY, 1209 ORANGE STREET, CITY OF WILMINGTON, COUNTY OF NEW CASTLE, DE 19801, USA
BURNS PHILP CAPITAL (U.S.) INC.	Delaware Reg. No. 3615529	THE CORPORATION TRUST COMPANY, 1209 ORANGE STREET, CITY OF WILMINGTON, COUNTY OF NEW CASTLE, DE 19801, USA
BURNS PHILP FOOD INC	Fed. ID. 22-2723920	CT CORPORATION 818 WEST SEVENTH STREET LOS ANGELES CA 90017 USA
BURNS PHILP INC.	Fed.ID. 94-3006329	THE CORPORATION TRUST COMPANY, 1209 ORANGE STREET, CITY OF WILMINGTON, COUNTY OF NEW CASTLE, DE 19801, USA
TONE BROTHERS INC	FED.ID. 42-1128279	C/- C T CORPORATION SYSTEM 2222 GRAND AVENUE DES MOINES, IA 50312 USA
FITAMAR S.A.	No. 1896 Fo. 2443 Lo. No. 2	ESPINILLO 1423 MONTEVIDEO URUGUAY
FLODDEN S.A.	No. 4597	YAGUARON 1407 – OF. 607 MONTEVIDEO URUGUAY
GREENSTED S.A.	No. 5551	JUNCAL 1327 – UNIDAD 2201 MONTEVIDEO URUGUAY
LEVADURA URUGUAYA S.A.	No. 144 FO. 603 LO. No. 2	CARLOS ANTONIO LOPEZ 7547 12400 MONTEVIDEO URUGUAY
BURNS PHILP VENEZUELA S.A.	No. 23 Volume 694-A-QTO	CARACAS, VENEZUELA
MAURI-LA NGA FERMENTATION CO. LTD		PHU NGOC WARD TAN PHU DISTRICT DONG NAI PROVINCE VIETNAM

Annexure "C" to Form 604

This is Annexure "C" of 1 page referred to in Form 604 signed by me and dated 31 March 2003.

31 March 2003
Date

~~Director~~/Secretary

Members of the Rank Group

NAME	REGISTERED NUMBER
Rank Group Limited	AK100090
Kintron Developments Limited	AK860967
Bluemont Properties Limited	AK921168
Zelda Holdings Limited	AK921165
Buckvale Enterprises Limited	AK921167
Millstreet Investments Limited	AK635613
Rank Holdings Limited	AK1188967
Rank Commercial Limited	AK1188966
Rank Investments Limited	AK1188968
Bredgar Investments Limited	AK8704361
Tenham Investments Limited	AK1197306
Berengrove Investments Limited	AK1197305
Barberton Investments Limited	AK921169
New Zealand Dairy Foods Limited	AK45065
New Zealand Dairy Foods Holdings Limited	AK1197309
Algoma Investments Limited	AK581415
Felham Enterprises (Cayman) Limited	Registered in the Cayman Islands

Annexure "D" to Form 604

This is Annexure "D" of 1 page referred to in Form 604 signed by me and dated 31 March 2003.

31 March 2003

Date

~~Director~~/Secretary

Offer terms

The terms of the Offer are set out in the following documents:

1. The Bidder's Statement Offer - Section 9 The Offer (attached as Annexure "D" to Form 604 dated 31 January 2003);
2. Acceptance Form (attached as Annexure "D" to Form 604 dated 31 January 2003);
3. Notice of Variation dated 14 January 2003 - Withdrawal Rights (attached as Annexure "D" to Form 604 dated 31 January 2003);
4. Notice of Variation dated 22 January 2003 - Extension of Offer Period (attached as Annexure "D" to Form 604 dated 31 January 2003);
5. Notice of Variation dated 5 February 2003 - Extension of Offer Period (attached as Annexure "D" to Form 604 dated 7 February 2003);
6. Notice of Variation dated 21 February 2003 - Extension of Offer Period (attached as Annexure "D" to Form 604 dated 5 March 2003);
7. Notice of Variation dated 3 March 2003 - Extension of Offer Period (attached as Annexure "D" to Form 604 dated 5 March 2003);
8. Notice of Variation dated 17 March 2003 - Change in offer price and extension of offer to recently issued shares (attached as Annexure "D" to Form 604 dated 19 March 2003); and
9. Notice of Variation dated 18 March 2003 - Extension of offer to recently issued shares (attached as Annexure "D" to Form 604 dated 19 March 2003).

Form 1

Reg. 4

(Securities Markets Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

[ ] Notice that a person has become a substantial security holder (section 20(3))

[ ] Notice that a person has ceased to be a substantial security holder (section 21(3))

[√] Notice of change in the number of voting securities in which a substantial security holder has a relevant interest (section 21(2))

[ ] Notice of a change in the nature of relevant interest held by a substantial security holder (section 22)

1*. Goodman Fielder Limited
Name of public issuer

Burns, Philp & Company Limited
Name of substantial security holder

Level 23, 56 Pitt Street, Sydney, New South Wales, Australia
Address of substantial security holder

Philip West
Contact name for queries

61 2 9259 1384
Telephone number

2*. 1,127,612,729
Total number of voting securities of the public issuer in which a relevant interest is held

1,202,937,666
Total number of voting securities issued by public issuer

93.74%
Total percentage

Ordinary Shares
Class of voting securities

One
Number of votes attached to each voting security in that class

	BENEFICIAL RELEVANT INTERESTS		**NON-BENEFICIAL RELEVANT INTERESTS**	
3*. Number of voting securities of the class in which a relevant interest is held	1,127,612,729		0	
Percentage held at date of THIS notice	93.74%		0%	
Percentage held at date of LAST notice (if any)	91.18%		0%	
4*.	**DETAILS OF EACH RELEVANT INTEREST**		**DETAILS OF EACH RELEVANT INTEREST**	
5*. Name(s) of registered holder(s)	BPC1 Pty Limited			
6*. Provision(s) of section 5 / Date(s) of transaction(s)	28 March 2003			
7*. Number of voting securities / Consideration (expressed in NZ$)	31,454,845	NZ$1.7753 per share (A$1.635 per share) or A$1.63 per share		

(See notes on page 2)
Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8*. Relevant documentation - forms part of this notice ☐

is not required to be filed ☑ √

has already been filed with the notices dated ☐

9*.

N/A	28 March 2003	
Number of pages that accompany this notice (if any)	Date of last notice (if any)	Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

[signature]	Helen Dorothy Golding	31 March 2003
Signature (unless filed by electronic means other than facsimile)	Full name	Date

Notes:

1. BPC1 Pty Limited acquired 1,575,700 ordinary shares in Goodman Fielder on-market (on the Australian Stock Exchange) on 28 March 2003 at A$1.63 per share.

2. The change in number of voting securities also results from the receipt by BPC1 Pty Limited of further acceptances from a wide range of Goodman Fielder shareholders under BPC1 Pty Limited's takeover offer for Goodman Fielder (which is now unconditional).

   The consideration payable for the shares under the takeover offer is now A$1.635 per share. The original consideration of A$1.85 has been adjusted by the 3.5 cents dividend declared by Goodman Fielder, which had a record date of 21 February 2003 and was payable on 14 March 2003, and the 20 cents special dividend declared by Goodman Fielder, which had a record date of 7 March 2003 and is payable on 11 April 2003. On 13 March 2003 Burns Philp announced it has increased the effective Offer price from $1.615 to $1.635.

   For the purposes of this notice the consideration has been converted from A$ to NZ$ at a rate of A$1.00 equals NZ$1.0858. The consideration payable to shareholders, whose address in the Goodman Fielder register of members is in New Zealand, and who did not tick the box on the Acceptance Form to receive payment in A$, will be converted from A$ to NZ$ in accordance with the terms of the Bidder's Statement. The conversion rate applied in accordance with the terms of the Bidder's Statement will differ from the conversion rate used for the purposes of this notice.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 8391

31 March, 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

CURRENT INFORMATION PROVIDED TO SENIOR SUBORDINATED NOTEHOLDERS

Attached is copy of "Current Information Regarding the Acquisition of Goodman Fielder Limited" required to be lodged with each of the trustees under the Indentures for the 9¾% Senior Subordinated Notes due 2012 and the 10¾% Senior Subordinated Notes due 2011.

Yours sincerely,



HELEN GOLDING
Company Secretary

BURNS, PHILP & COMPANY LIMITED
Level 23, 56 Pitt Street
Sydney NSW 2000 Australia
Telephone Number: + 61 2 9259 1111

CURRENT INFORMATION
REGARDING ACQUISITION OF GOODMAN FIELDER LIMITED
March 13, 2003

This information is provided under the terms of the indenture, dated June 21, 2002, among Burns Philp Capital Limited, Burns, Philp & Company Limited, the Subsidiary Guarantors and The Bank of New York, as trustee, and the indenture dated February 20, 2003 among Burns Philp Capital Limited, Burns Philp Capital (U.S.) Inc., Burns, Philp & Company Limited, the Subsidiary Guarantors and Wells Fargo Bank, National Association, as trustee.

ACQUISITION OR DISPOSITION OF ASSETS.

On December 13, 2002, Burns, Philp & Company Limited ("Burns Philp") announced that Burns Philp had (through a wholly owned subsidiary) acquired approximately 14.9% of the ordinary shares of Goodman Fielder Limited ("Goodman Fielder") for an aggregate purchase price of approximately A$326 million. (In this document, references to "A$" are to Australian dollars and references to "NZ$" are to New Zealand dollars.) On January 3, 2003, Burns Philp made an offer for all of the ordinary shares of Goodman Fielder for cash, at a price of A$1.85 per share (the "Offer"). The bidder's statement for the Offer was lodged with the Australian Securities and Investments Commission on December 19, 2002 (the "Bidder's Statement").

On February 12, 2003, Goodman Fielder announced to the Australian Stock Exchange a dividend of A$0.035 per ordinary share held of record on February 21, 2003. On February 19, 2003, Goodman Fielder announced to the Australian Stock Exchange a special dividend of A$0.20 per ordinary share held of record on March 7, 2003. To reflect the value of the dividend and special dividend, the effective Offer price was adjusted, in accordance with the terms of the Offer, to A$1.615 per share.

On March 13, 2003, Burns Philp announced that it had increased the effective Offer price from A$1.615 to A$1.635 per ordinary share of Goodman Fielder, waived all remaining conditions and declared the effective Offer price final.

Thereafter, on March 13, 2003, the Goodman Fielder board announced that it had recommended to its shareholders that they accept the revised Offer.

On March 19, 2003, four Burns Philp nominees were appointed as directors of Goodman Fielder, constituting a majority of the Goodman Fielder board of directors, with Mr. Alan McGregor appointed as Chairman of the Goodman Fielder board.

As disclosed in the Bidder's Statement, the aggregate amount Burns Philp expected to pay for 100% of the ordinary shares of Goodman Fielder was approximately A$2 billion, which includes the amounts Burns Philp had already paid and assumed the exercise of all Goodman Fielder options. All in-the-money options have now been exercised. On March 28, 2003 Burns Philp dispatched a letter to optionholders advising that Burns Philp intends to make a separate offer to the Goodman Fielder optionholders whose options are out-of-the money.

Based on information provided by ASX Perpetual Registrars Limited, as at 7.00 pm (Sydney time) March 28, 2003, Burns Philp has a relevant interest in approximately [93]% of Goodman Fielder's ordinary shares. As Burns Philp's voting power is more than 90%, Burns Philp is entitled, and shall proceed, to compulsorily acquire all remaining Goodman Fielder shares.

Burns Philp has agreed to pay shareholders within 5 business days after they accept, using existing cash reserves, which include the proceeds of U.S.$210 million 10¾% senior subordinated notes due 2011, and the proceeds of drawings under the A$1.35 billion secured share acquisition Senior Bridge Facility dated March 4, 2003 among Burns, Philp & Company Limited, the entities listed in schedule 1 thereto, Credit Suisse First Boston, Melbourne Branch, BOS International (Australia) Limited, Rabo Australia Limited, Australia and New Zealand Banking Group Limited, and the restated Subordinated Bridge Facility dated March 4, 2003 among Burns, Philp & Company Limited, BPC1 Pty Limited, and Credit Suisse First Boston, Melbourne Branch.

Goodman Fielder manufactures and markets bread and breakfast cereals, edible oil, snack foods, meal components (such as pasta sauce) and food ingredients. According to its 2002 Annual Report, Goodman Fielder derived approximately 66% of its revenues in Fiscal 2002 from its Australian operations, approximately 18% of its revenues in Fiscal 2002 in New Zealand and the remainder mostly from its operations in the Asia-Pacific region. Burns Philp presently intends to continue to use the plant, property and equipment assets of Goodman Fielder for the same general purpose as they were used by Goodman Fielder.

FINANCIAL STATEMENTS AND PRO FORMA FINANCIAL INFORMATION.

(a) Financial statements

The financial statements of Goodman Fielder Limited will be provided pursuant to the terms of the indentures as soon as possible but no later than 60 days after the date hereof.

(b) Pro forma financial information.

Pro forma financial information will be provided pursuant to the terms of the indentures but no later than 60 days after the date hereof.